Exhibit 99.1

Mynaric Announces Receipt of Delisting Notice from Nasdaq

Munich, February 13, 2025 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, announces that it received a delisting notification dated February 10, 2025 (the “Delisting Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”).

As previously disclosed, on February 7, 2025, Mynaric’s management board, with the approval of its supervisory board, resolved on a financial restructuring by proceedings under the German Corporate Stabilization and Restructuring Act (Gesetz über den Stabilisierungs- und Restrukturierungsrahmen für Unternehmen) and notified the competent Munich Local Court – Restructuring Court – of such restructuring project (the “StaRUG Proceeding”).

On February 10, 2025, Mynaric received the Delisting Notice from Nasdaq notifying Mynaric that, as a result of the StaRUG Proceeding and in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, Nasdaq had determined that Mynaric’s American Depositary Shares representing its ordinary shares (the “ADS”) will be delisted from Nasdaq. The Delisting Notice also advises Mynaric of its right to appeal Nasdaq’s determination pursuant to procedures set forth in the Nasdaq Listing Rule 5800 Series. Mynaric does not intend to pursue an appeal.

Trading of the ADS will be suspended at the opening of business on February 18, 2025. Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the ADS from listing and registration on Nasdaq.

Nasdaq has previously notified Mynaric that it is no longer in compliance with (i) Nasdaq Listing Rule 5450(b)(2)(A) for failing to maintain a minimum market value of $50 million in listed securities, (ii) Nasdaq Listing Rule 5250(c)(2) for not filing an interim balance sheet and income statement as of and for the end of its second quarter on Form 6-K within six months following the end of Mynaric’s second quarter, (iii) Nasdaq Listing Rule 5620(a) for failing to hold an annual meeting of shareholders within twelve months after the end of the Mynaric’s fiscal year, and (iv) Nasdaq Listing Rule 5450(a)(1) for not meeting the minimum closing bid price of $1.00 per share of the ADS.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space, and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.